Jefferies LLC
520 Madison Avenue
New York, New York 10022

Cowen and Company, LLC
599 Lexington Avenue
New York, New York 10022

JMP Securities LLC
600 Montgomery Street, 11th Floor
San Francisco, California 94111

June 21, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	AFC Gamma, Inc. Registration Statement on Form S-11 (File No. 333-257248) Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of AFC Gamma, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 5:00 PM, Eastern Time, on June 23, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, O'Melveny & Myers LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the securities, as many copies of the preliminary prospectus included in the above-named Registration Statement as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

Acting severally on behalf of themselves and the several underwriters

JEFFERIES LLC

By:	/s/ Ariella Tolkin
	Name:	Ariella Tolkin
	Title:	Managing Director

COWEN AND COMPANY, LLC

By:	/s/ Michael Cella
	Name:	Michael Cella
	Title:	Managing Director

JMP SECURITIES LLC

By:	/s/ Eric Clark
	Name:	Eric Clark
	Title:	Director

[Signature Page to Underwriters’ Acceleration Request]